Exhibit 99.1

Entera Bio Ltd. Phillip Schwartz, CEO Tel: +972-2- 532-7151 phillip@enterabio.com	INTERNATIONAL INVESTOR RELATIONS Bob Yedid LifeSci Advisors, LLC 646-597-6989 bob@lifesciadvisors.com

Entera Bio Ltd. Announces Appointment of Mr. Gerald
Lieberman as Chairman of the Board of Directors

Jerusalem, Israel – August 9, 2018 -- Entera Bio Ltd. (NASDAQ: ENTX and ENTXW), announced today the appointment of Mr. Gerald (Jerry) Lieberman as the chairman of the board of directors, effective as of August 6, 2018.

“I am honored to be appointed Chairman of Entera Bio and look forward to working with the board and the management team in leading the Company through this exciting next stage of its business,” stated Mr. Lieberman.  “Entera Bio is targeting several near- and long-term milestones in the clinical development of its lead assets.  We look forward to keeping our shareholders up to date on the progress of achieving these milestones.”

“We are excited for Jerry to assume the role of Chairman of Entera Bio’s Board of Directors and we believe that he will be an effective leader of the Company. For more than four years, Jerry has been a valuable board member, including during our recent IPO,” stated Dr. Phillip Schwartz, CEO. “The board and I believe that Jerry’s depth of operational, finance and public company experience, including executive roles at both AllianceBernstein and Fidelity Investments, will help him successfully work with the management team and board to guide Entera through this next chapter as the Company advances the development of oral parathyroid hormone drugs and other orally delivered biologic therapies.”

Mr. Lieberman currently serves on the board of Teva Pharmaceutical Industries Ltd. From 2011 to 2014, he served on the board of directors of Forest Laboratories Inc., which was acquired by Actavis plc in 2014. Mr. Lieberman was the president and chief operating officer of Alliance Bernstein L.P. until 2009. There, he was elected chief operating officer and a director in November 2003 and added the title of president in November 2004. Prior to that, Mr. Lieberman was senior vice president for finance and administration at Sanford C. Bernstein & Co., Inc. He was also the chief financial officer at Fidelity Investments and held various senior positions at Citicorp. Mr. Lieberman earned a B.S. with honors from the University of Connecticut and attended New York University’s Graduate School of Business Administration. He is a certified public accountant.

About Entera Bio Ltd.
Entera Bio is a clinical-stage biopharmaceutical company focused on the development and commercialization of orally delivered large molecule therapeutics for use in orphan indications and other areas with significant unmet medical needs. The Company is initially applying its technology to develop an oral formulation of parathyroid hormone (PTH) for hypoparathyroidism (EB612) and osteoporosis (EB613).

Forward Looking Statements
This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements.  Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved.  Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.  For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the "Special Note Regarding Forward-Looking Statements" and "Risk Factors" in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov.  The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Contact:
Bob Yedid
LifeSci Advisors, LLC
646-597-6989
bob@lifesciadvisors.com